Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business March 31, 2015, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$18,155
Interest-bearing balances		253,636
Securities:
Held-to-maturity securities		67,133
Available-for-sale securities		227,089
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		625
Securities purchased under agreements to resell		22,376
Loans and lease financing receivables:
Loans and leases held for sale		19,541
Loans and leases, net of unearned income	822,149
LESS: Allowance for loan and lease losses	10,790
Loans and leases, net of unearned income and allowance		811,359
Trading Assets		41,469
Premises and fixed assets (including capitalized leases)		7,480
Other real estate owned		2,217
Investments in unconsolidated subsidiaries and associated companies		869
Direct and indirect investments in real estate ventures		1
Intangible assets
Goodwill		21,627
Other intangible assets		17,259
Other assets		60,553

Total assets		$1,571,389

LIABILITIES
Deposits:
In domestic offices		$1,093,967
Noninterest-bearing	336,758
Interest-bearing	757,209
In foreign offices, Edge and Agreement subsidiaries, and IBFs		150,855
Noninterest-bearing	912
Interest-bearing	149,943
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		1,004
Securities sold under agreements to repurchase		15,906

Dollar Amounts In Millions
Trading liabilities	24,062
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	87,908
Subordinated notes and debentures	16,899
Other liabilities	33,851

Total liabilities	$1,424,452
EQUITY CAPITAL
Perpetual preferred stock and related surplus 0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	106,692
Retained earnings	34,702
Accumulated other comprehensive income	4,587
Other equity capital components	0

Total bank equity capital	146,500
Noncontrolling (minority) interests in consolidated subsidiaries	437

Total equity capital	146,937

Total liabilities, and equity capital	$1,571,389

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry

Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

John Stumpf                                                      Directors

James Quigley

Enrique Hernandez, Jr.